

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

Via E-mail
Peter Liabotis
Chief Financial Officer
Energizer Resources, Inc.
520- 141 Adelaide Street West
Toronto, Ontario M5H 3L5

> **Re:** **Energizer Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 19, 2015**
> **File No. 333-205104**

Dear Mr. Liabotis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the special warrants from the May 4, 2015 private placement will not convert until the earlier of (i) the third business day after the securities regulatory authorities in the provinces of Ontario and British Columbia qualify the distribution and (ii) November 4, 2015. Please tell us the status and anticipated timing of qualifying this transaction with the securities regulatory authorities in Ontario and British Columbia.

Selling Security Holder, page 19

2.   It appears that Marquest Asset Management, Inc. is an affiliate to a broker dealer and participating as a selling shareholder. Please provide the representation, if true, that Marquest Asset Management, Inc. purchased the securities in the ordinary course of business, and at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Undertakings, page 72

3.   Please revise your disclosure to include the undertakings as required by Regulation S-K Item 512. For example we note that you did not include relevant undertakings set forth in paragraph (a).

Exhibits, page 74

4.   Please file as an exhibit to the registration statement a complete copy of the articles of incorporation, as amended in the proper searchable format. See Item 601(b)(3)(i) of Regulation S-K and Rules 301 and 304 of Regulation S-T. We also refer you to Regulation S-T Compliance and Disclosure Interpretation 118.01.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan Burr at (202) 551-5833 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Kimberley R. Anderson
        Dorsey & Whitney LLP